EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the First Quarter Ended March 31, 2025
ACHESON, Alberta, May 14, 2025 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2025. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2024.
First Quarter 2025 Highlights:
•Combined revenue of $391.5 million, the second-highest quarter in company history, compared favorably to $345.7 million in the same period last year and was driven equally by higher heavy equipment fleet commissioned in Australia and higher equipment utilization in Canada.
•Reported revenue of $340.8 million, compared to $297.0 million in the same period last year, was driven primarily by increased capacity in Australia and a 68% utilization in Canada. However, lower utilization in Australia, due to the high number of rain days in February and March, far exceeding historical average, tempered overall performance.
•Our net share of revenue from equity consolidated joint ventures was $50.7 million in 2025 Q1, compared to $48.7 million in the same period last year. While the Fargo project saw a quarter-over-quarter increase, this was offset by lower volumes within the Nuna Group of Companies and the discontinuation of the Brake Supply joint venture.
•Adjusted EBITDA of $99.9 million was a slight increase of $2.5 million, or 3%, compared to the 2024 Q1 result of $97.4 million. However, the operational challenges of excessive rainfall in Australia and an extended bitter cold snap in Canada fully offset the 15% increase in revenue.
•Combined gross profit of $51.6 million and margin of 13.2% declined compared to the $62.4 million and 18.1% metrics posted in the same period last year. The overall margin decrease reflects the specific impacts of rain and cold weather in Australia and Canada.
•Cash flows generated from operating activities reached $51.4 million, exceeding the $19.0 million reported in the same period last year, primarily due to a lower working capital draw in the current quarter. Sustaining capital additions of $89.9 million reflect the front-loaded nature of our capital maintenance program in Canada.
•Free cash flow resulted in a use of cash of $41.6 million in the quarter, driven by the consumption of $24.5 million by our working capital accounts. The working capital draw on cash remains directionally consistent to 2024 Q1 and aligns with the typical seasonal impacts of our annual business cycle.
•Net debt was $867.5 million at March 31, 2025, an increase of $11.3 million from December 31, 2024, as free cash flow usage and growth spending required debt financing. The cash-related interest rate during the quarter on our debt was 6.2% due to Bank of Canada posted rates and the impact on equipment financing rates.
•Additional highlights during and after the quarter: i) the Fargo-Moorhead flood diversion project passed the 65% completion mark prior to March 31; ii) successfully commenced the early development work at a copper mine in New South Wales; iii) first operational wins achieved under the new Finning parts and component supply and services agreement; iv) converted $73 million of debentures to 3.0 million common shares; and v) on May 1, completed $225 million of senior unsecured financing to increase liquidity as we advance efforts on heavy civil infrastructure and mining opportunities in Australia and North America.
Joe Lambert, President and CEO stated, "It’s no surprise that severe weather impacts our business, and Q1 2025 proved especially challenging across both geographies. However, we remain optimistic about the more stable conditions expected for the remainder of the year. Our full-year expectations remain intact, and we are eager to execute the contracted scopes for our customers. We continue to see significant opportunities and tailwinds in the heavy civil infrastructure and mining industries in Australia and North America and are diligently advancing efforts to secure new scopes, leveraging our strong reputation in these regions."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2025	2024	Change
Revenue	$340,833	$297,026	$43,807
Cost of sales(i)	242,228	195,670	46,558
Depreciation(i)	60,714	47,862	12,852
Gross profit(i)	$37,891	$53,494	$(15,603)
Gross profit margin(i)(ii)	11.1%	18.0%	(6.9)%
General and administrative expenses (excluding stock-based compensation)(ii)	11,090	10,835	255
Stock-based compensation (benefit) expense	(3,408)	3,608	(7,016)
Operating income(i)	30,582	38,480	(7,898)
Interest expense, net	13,516	15,597	(2,081)
Net income(i)	6,163	11,511	(5,348)
Comprehensive income(i)	6,641	10,818	(4,177)

Adjusted EBITDA(i)(ii)	99,932	97,386	2,546
Adjusted EBITDA margin(i)(ii)(iii)	25.5%	28.2%	(2.7)%

Per share information
Basic net income per share	$0.22	$0.43	$(0.21)
Diluted net income per share	$0.21	$0.39	$(0.18)
Adjusted EPS(ii)	$0.52	$0.79	$(0.27)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$51,418	$18,959
Cash used in investing activities(i)	(93,781)	(66,095)
Effect of exchange rate on changes in cash	(1,075)	(99)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	28,066	19,607
Capital additions financed by leases(ii)	(26,203)	(14,156)
Free cash flow(i)	$(41,575)	$(41,784)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On May 14th, 2025, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on June 4, 2025. The Dividend will be paid on July 11, 2025, and is an eligible dividend for Canadian income tax purposes.
Resignation of Vanessa Guthrie
Effective May 14, 2025, Dr. Vanessa Guthrie, AO, resigned from her position as a director of NACG for personal reasons. Martin Ferron, Chair of the Board, stated “We wish to extend our sincerest thanks to Dr. Guthrie for the insight and perspectives she brought to the company during what was an important transitional period for us as we expanded operations into Australia. We wish her all the best in the future.”
Results for the Three Months Ended March 31, 2025
Revenue of $340.8 million represented a $43.8 million (or 15%) increase from 2024 Q1 as Heavy Equipment - Australia and Heavy Equipment - Canada were up 18% and 13%, respectively.
Revenue within Heavy Equipment - Australia, which is primarily comprised of the MacKellar Group ("MacKellar"), increased $23.8 million quarter-over-quarter primarily due to a 25% increase in the large capacity heavy equipment fleet over the past twelve months. This fleet increase was offset by the 12% decrease in equipment utilization (68% versus 2024 Q1 of 80%) as the high number of rain days experienced in both February and March well exceeded historical averages and operational expectations. The Carmichael mine was significantly affected by rain, receiving over 340 mm of rainfall over the two months, nearly double the historical average and our forecast of 180 mm.

EXHIBIT 99.1

Excessive rainfall caused the slowdown of mining activity and the parking of the large capacity heavy mining equipment due to flooding of the lower lying mining areas as well as certain mine, access and service roads requiring additional maintenance.
Equipment utilization in the oil sands region of 68% drove a 13% increase from 2024 Q1 in the Heavy Equipment - Canada segment. Demand for large capacity heavy equipment was strong for the full quarter, with top-line performance constrained only by extended periods of cold weather and mechanical availability. The Millennium mine currently has approximately 40% of our fleet operating on site and is the primary driver of both equipment utilization and top-line revenue.
Combined revenue in the quarter of $391.5 million, the second-highest quarter in company history, represented a $45.8 million (or 13%) increase from 2024 Q1. Our share of revenue generated in the quarter by joint ventures and affiliates was $50.7 million, compared to $48.7 million in 2024 Q1 (an increase of 4%) with quarter-over-quarter increases in the Fargo project offset by lower volumes within the Nuna Group of Companies ("Nuna") as well as the termination of the Brake Supply Joint Venture which occurred in the latter half of 2024. The Fargo project progressed past the 65% completion mark during the quarter with the modest top-line revenue reflecting the expected impact of winter conditions on civil earth-moving scopes.
Adjusted EBITDA of $99.9 million was a slight increase of $2.5 million, or 3%, from the 2024 Q1 result of $97.4 million as the operational challenges of excessive rainfall in Australia and a bitter extended cold snap in Canada fully offset the 15% increase in revenue. The adjusted EBITDA margin of 25.5% was lower compared to the previous quarter, primarily due to the challenging weather conditions in both segments, which affected operational efficiency. 2024 Q1, which experienced typical seasonal conditions, posted a 28.2% adjusted EBITDA margin with the approximate 3.0% variance being a fair reflection of the weather's impact to 2025 Q1.
Excessive rainfall in Australia in February and March impacted operating margins with the Carmichael mine being the most affected in terms of the sheer quantity of rainfall experienced in those two months. Steady margin performance depends on the continuous operation of the primary fleet of large capacity heavy mining equipment. When this equipment is parked due to weather or other interruptions, not only is top-line revenue constrained, but it also becomes an opportune time to perform certain maintenance activities. While these activities support longer-term equipment reliability and utilization, they can increase costs, impacting margins in the current quarter. Additionally, rain days contribute to further cost pressures, as they introduce expenses not typically incurred during normal operations, such as site cleanup, dewatering, and related weather recovery efforts.
Based on historical precedent, gross margins at that site were over 10% lower than operational expectation and drove the decrease in gross profit margin in this segment from 24.7% in 2024 Q1 to 16.1% in 2025 Q1.
The extreme cold snap in the oil sands region in February impacted operating margins with all five operating sites being equally affected. This segment gross profit margin of 5.5% was impacted significantly by this cold weather with the correlated high idle time and required additional cost incurred to operate at frigid temperatures for an extended period of time. Using 2024 Q1 and 2023 Q1 as reasonable benchmarks, it is estimated that the cold weather impacted gross profit margin by approximately 5.0% to 7.0%. In addition to the weather, extraordinary early component failures related to the now discontinued component supply agreement with a third-party vendor impacted margins by $4.3 million in the quarter.
Depreciation of our equipment fleet was 17.8% of revenue in the quarter, compared to 16.1% in 2024 Q1. The Heavy Equipment - Canada fleet averaged approximately 24.0% of revenue due to required high idle time in February. This is offset by depreciation on the Heavy Equipment - Australia fleet, which averaged approximately 12.4% of revenue, largely driven by MacKellar depreciation of 13.0% of revenue in the quarter. On a combined basis, depreciation averaged 17.1% of combined revenue in the quarter, compared to 15.0% in 2024 Q1, due to high depreciation experienced in Canada during the quarter.
General and administrative expenses (excluding stock-based compensation) were $11.1 million, or 3.3% of revenue, compared to $10.8 million, or 3.6% of revenue, in 2024 Q1. Cash related interest expense incurred on our debt for the quarter was $12.9 million at an average cost of debt of 6.2%, compared to 8.1% in 2024 Q1, as rate decreases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing.
Adjusted earnings per share ("EPS") of $0.52 and adjusted net earnings of $14.5 million were down 34.2% and 31.0% from the prior year figures of $0.79 and $21.0 million, respectively. The $6.5 million decrease in adjusted net earnings is due to the slightly higher EBITDA being more than offset by the higher depreciation expenses, as discussed above, as well as higher interest expenses associated with the fleet acquired and debt assumed upon acquisition of MacKellar.

EXHIBIT 99.1

Adjusted earnings per share ("EPS") of $0.52 was down $0.27 per share from the prior year figure of $0.79 per share primarily from the factors mentioned above. Weighted-average common shares outstanding for the first quarters of 2025 and 2024 were 27,859,886 and 26,733,473, respectively.
Between January 29 and February 28, 2025, approximately 3.0 million common shares were issued to convertible debenture holders for a value of $72.7 million and which contributed approximately $0.02 in the aforementioned quarter-over-quarter adjusted earnings per share variance of $0.27 per share.
Free cash flow was a use of cash of $41.6 million in the quarter primarily due to the consumption of $24.5 million by our working capital accounts. The working capital draw on cash is directionally consistent to 2024 Q1 and is comparable with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $99.9 million and when factoring in sustaining capital additions ($89.9 million) and cash interest paid ($16.2 million), $6.2 million of cash was used by the overall business in the quarter.
Business Updates
2025 Strategic Focus Areas
•Safety - maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field, particularly with regards to front-line leadership training;
•Operational excellence - put into action practical and experienced-based protocols to ensure predictable high-quality project execution in Australia;
•Execution - enhance equipment availability in Canada through improved fleet maintenance, equipment telematics and reliability programs, technical improvements and management systems;
•Integration - utilize recently implemented ERP at MacKellar Group to optimize business processes to lower overall costs and improve working capital management;
•Organic growth - based on strong site operating performance, leverage customer satisfaction to earn contract extensions and expansions
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social, and governance goals.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $198.5 million includes total liquidity of $147.2 million and $32.9 million of unused finance lease borrowing availability as at March 31, 2025. Liquidity is primarily provided by the terms of our $524.7 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in May 2028.

	March 31, 2025	December 31, 2024
Cash	$78,241	$77,875
Credit Facility borrowing limit	524,675	522,550
Credit Facility drawn	(421,702)	(395,844)
Letters of credit outstanding	(33,998)	(33,992)
Cash liquidity(i)	$147,216	$170,589
Finance lease borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(310,362)	(253,639)
Guarantees provided to joint ventures	(58,314)	(61,675)
Total capital liquidity(i)	$198,540	$275,275
(i)See "Non-GAAP Financial Measures".
Subsequent to the three months ended March 31, 2025, on April 25, 2025, we announced that we entered into an underwriting agreement to sell, pursuant to a private placement offering, $225 million aggregate principal amount of 7.75% Senior Unsecured Notes due May 1, 2030 (the “Notes”). The agreement closed on May 1, 2025. The Notes were issued at a price of $1,000 per $1,000 of Notes. The Notes will accrue interest at the rate of 7.75% per annum, payable in cash in equal payments semi-annually in arrears each November 1 and May 1, commencing on November 1, 2025. We intend to use the net proceeds of the Offering to repay indebtedness under our existing Credit Agreement, and for general corporate purposes.

EXHIBIT 99.1

NACG’s outlook for 2025
The following table provides projected key measures for 2025. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2025
Combined revenue(i)	$1.4 - $1.6B
Adjusted EBITDA(i)	$415 - $445M
Sustaining capital(i)	$180 - $200M
Adjusted EPS(i)	$3.70 - $4.00
Free cash flow(i)	$130 - $150M

Capital allocation
Growth spending(i)	$65 - $75M
Net debt leverage(i)	Targeting 1.7x
(i)See “Non-GAAP Financial Measures”.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2025, tomorrow, Thursday, May 15, 2025, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 42703
A replay will be available through June 12, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 42703
Playback Passcode: 42703
The Q1 2025 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=5E415713-29A1-4D60-A023-BF0345BED32F
A replay will be available until June 12, 2025, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2025, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2025 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Classification of multi-use tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of multi-life tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, multi-life tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of multi-life tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended March 31, 2025.

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "net debt leverage", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Revenue from wholly-owned entities per financial statements	$340,833	$297,026
Share of revenue from investments in affiliates and joint ventures	136,237	125,838
Elimination of joint venture subcontract revenue	(85,566)	(77,151)
Total combined revenue(i)	$391,504	$345,713
(i)See "Non-GAAP Financial Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Gross profit from wholly-owned entities per financial statements	$37,891	$53,494
Share of gross profit from investments in affiliates and joint ventures	13,677	8,935
Combined gross profit(i)(ii)	$51,568	$62,429

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Net income(i)	$6,163	$11,511
Adjustments:
Stock-based compensation (benefit) expense	(3,408)	3,608
(Gain) loss on disposal of property, plant and equipment	(974)	261
Change in fair value of contingent obligations from adjustments to estimates	(1,317)	1,438
Loss on derivative financial instruments	6,912	—
Equity investment loss on derivative financial instruments	1,019	1,954
Equity investment restructuring costs	—	4,517
Depreciation expense relating to early component failures	4,274	—
Post-acquisition asset relocation and integration costs	1,640	—
Tax effect of the above items	208	(2,260)
Adjusted net earnings(i)(ii)	14,517	21,029
Adjustments:
Tax effect of the above items	(208)	2,260
Interest expense, net	13,516	15,597
Equity investment EBIT(ii)	3,310	(3,768)
Equity (earnings) loss in affiliates and joint ventures	(3,283)	1,512
Change in fair value of contingent obligations	4,347	3,955
Income tax expense	4,244	4,467
Adjusted EBIT(i)(ii)	36,443	45,052
Adjustments:
Depreciation(i)	60,714	47,862
Amortization of intangible assets	601	310
Depreciation expense relating to early component failures	(4,274)	—
Equity investment depreciation and amortization(ii)	6,448	4,162
Adjusted EBITDA(i)(ii)	$99,932	$97,386
Adjusted EBITDA margin(i)(ii)(iii)	25.5%	28.2%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$3,283	$(1,512)
Adjustments:
Loss (gain) on disposal of property, plant and equipment	2	(175)
Interest income	(29)	(573)
Income tax expense (benefit)	54	(1,508)
Equity investment EBIT(i)	$3,310	$(3,768)
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2025	December 31, 2024(i)
Assets
Current assets
Cash	$78,241	$77,875
Accounts receivable	186,850	166,070
Contract assets	19,676	4,135
Inventories	74,242	69,027
Prepaid expenses and deposits	6,523	7,676
Assets held for sale	782	683
	366,314	325,466
Property, plant and equipment, net of accumulated depreciation of $503,486 (December 31, 2024 – $500,303)	1,314,635	1,251,874
Operating lease right-of-use assets	11,539	12,722
Investments in affiliates and joint ventures	86,341	84,692
Intangible assets	10,072	9,901
Other assets	5,581	9,845
Total assets	$1,794,482	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$138,700	$110,750
Accrued liabilities	59,454	78,010
Contract liabilities	6,734	1,944
Current portion of long-term debt	150,301	84,194
Current portion of contingent obligations	40,139	39,290
Current portion of operating lease liabilities	1,475	1,771
	396,803	315,959
Long-term debt	663,622	719,399
Contingent obligations	91,107	88,576
Operating lease liabilities	10,612	11,441
Other long-term obligations	42,792	44,711
Deferred tax liabilities	127,615	125,378
	1,332,551	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2025 - 30,601,681 (December 31, 2024 – 27,704,450))	298,858	228,961
Treasury shares (March 31, 2025 - 1,004,074 (December 31, 2024 - 1,000,328))	(16,036)	(15,913)
Additional paid-in capital	20,856	20,819
Retained earnings	158,877	156,271
Accumulated other comprehensive loss	(624)	(1,102)
Shareholders' equity	461,931	389,036
Total liabilities and shareholders’ equity	$1,794,482	$1,694,500
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2025	2024(i)
Revenue	$340,833	$297,026
Cost of sales	242,228	195,670
Depreciation	60,714	47,862
Gross profit	37,891	53,494
General and administrative expenses	7,682	14,443
Amortization of intangible assets	601	310
(Gain) loss on disposal of property, plant and equipment	(974)	261
Operating income	30,582	38,480
Interest expense, net	13,516	15,597
Equity (earnings) loss in affiliates and joint ventures	(3,283)	1,512
Loss on derivative financial instruments	6,912	—
Change in fair value of contingent obligations	3,030	5,393
Income before income taxes	10,407	15,978
Current income tax expense	1,777	4,296
Deferred income tax expense	2,467	171
Net income	$6,163	$11,511
Other comprehensive income
Unrealized foreign currency translation (gain) loss	(478)	693
Comprehensive income	$6,641	$10,818
Per share information
Basic net income per share	$0.22	$0.43
Diluted net income per share	$0.21	$0.39
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".